Exhibit 99.1

NOTICE OF SHAREHOLDERS’ MEETING

All of the shareholders of Grupo Financiero Galicia S.A. (the “Company”) are invited to the Extraordinary Shareholders’ Meeting of the Company to be held on September 22, 2020, at 11:00 AM (first call) (the “Meeting”). The Meeting will be held remotely via videoconferencing systems to be provided by “Microsoft Teams,” and the Meeting will be held in accordance with General Resolution No. 830 of the Argentine Securities Exchange Commission (“RG CNV No. 830”). If, as of the date of the Meeting, there are no rules, regulations or other measures then currently in effect prohibiting, limiting or otherwise restricting the free movement of people in general, the Meeting will be held in person, at Tte. Gral. Juan D. Perón 430, Basement-Auditorium, Buenos Aires (not the Company’s registered office), with the following AGENDA:

1° Ratification, as applicable, of the holding the Meeting via use of appropriate videoconferencing systems, and appointment of two shareholders to sign the minutes of the Meeting.

2° Consideration of (a) the partial cancellation of the Discretionary Reserve for Future Dividend Distributions in the amount of Ps.1,700,000,000 and (b) a Cash Dividend Distribution in the amount of Ps.1,700,000,000.

Notes: 1) the shareholders of the Company are hereby notified that, in order to attend the Meeting, they must deliver a certification evidencing their book-entry shares, as issued by Caja de Valores S.A., on or before September 16, 2020 (between the hours of 10:00 AM to 4:00 PM), by email to the following mailbox: asambleas@gfgsa.com, so that the relevant shares can be registered in the Meeting’s attendance record book.

2) the shareholders of the Company are hereby reminded that the Argentine National Securities Commission requires compliance with the applicable procedures set forth in Chapter II, Title II of its regulations (comprised on N.T.2013).

Grupo Financiero Galicia S.A. /Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina

Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

3) The Meeting is anticipated to be held remotely, in compliance with the requirements established by RG CNV No. 830, as a result of the prohibitions, limitations and restrictions on the free movement of people in general, imposed as a consequence of the sanitation-related state of emergency declared pursuant to the Argentine Decree of Necessity and Urgency (DNU) N° 297 (inclusive of DNU N° 355/2020, 355/2020 and such other complementary and modifying standards and regulations of the Argentine National Executive Office).

For voting purposes, each shareholder of the Company or their applicable representative will be asked to identify themselves and cast their vote by voice in accordance with certain instructions that will be shared with the shareholders of the Company prior to the Meeting. A technical manual for the use of the Microsoft Teams platform will also be sent to those shareholders who have properly registered for the Meeting in accordance with the applicable rules and regulations.

Unless otherwise indicated, the email address utilized by the shareholders of the Company to communicate each such shareholders attendance for the Meeting will be used by the Company to provide such shareholders with the videoconference link for access to the Meeting.

If, as of the date of the Meeting, there are no rules, regulations or other measures then currently in effect prohibiting, limiting or otherwise restricting the free movement of people in general, the Meeting will be held in person, at Tte. Gral. Juan D. Perón 430, Basement-Auditorium, Buenos Aires (not the Company’s registered office).

This notice will be provided by the Company in a timely manner through the publication of the appropriate information, as applicable, in such places where the shares of the Company are appropriately listed.

A. Enrique Pedemonte

Attorney in law

Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern in all respects, including with respect to matters of interpretation.

Grupo Financiero Galicia S.A. /Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina

Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com